

October 17, 2024

Kevin Neylan
Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178-0599

> **Re: Federal Home Loan Bank of New York**
> **Form 8-K**
> **Filed March 1, 2024**
> **Correspondence dated June 20, 2024**
> **File No. 000-51397**

Dear Kevin Neylan:

We have reviewed your June 20, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Correspondence dated June 20, 2024

General

1. We note your response to comment 1, disclosure that the incident has not had a material impact on the Bank's operations, and the statement that "the Bank believes the incident will not materially impact the Bank's financial condition or results of operations." Please confirm that, in future filings, where you have not determined that the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.

Please contact Susan Block at 202-551-3210 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance